

a2a
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RECEIVED
2010 MAY 14 A 10: -2
OFFICE OF INTERNATIONAL CORPORATE FINANCE



10015726

FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

May 11, 2010

AEM SpA

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,



Maria Angela Nardone

Encl.

dlw 5/18

Cod. 5986127 - 5.2009

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu


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FILE NO. 82-4911

PRESS RELEASE

Minutes of the Supervisory Board approval of Financial Statements for 2009

Milan, 11 May 2010 – As required by law, it is hereby made known that starting from today the Minutes of the Supervisory Board approval of Financial Statements for 2009 is available to members of the public and is available on the website www.a2a.eu.

Contacts:
Communications and External Relations – Media Relations
Tel. +39-02-7720-4582 - ufficiostampa@a2a.eu
Investors Relations
Tel. +39-02-7720-3879 - ir@a2a.eu
www.a2a.eu


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FILE NO. 82-4911

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

May 12, 2010

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,



Maria Angela Nardone

Encl.

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu


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PRESS RELEASE – 12 May 2010

The A2A S.p.A. Management Board has examined and approved the interim report on operations at 31 March 2010

***

Significant improvement in the Net Financial Debt, down by 284 million euros in the quarter.

The Gross Operating Margin (EBITDA) was reduced by 23% due to the effect of transferring positive elements of income to the subsequent quarters of the year and the impact of specific dynamics pertaining to the economic situation in the energy sector.

***

Milan, 12 May 2010 – At today's meeting of the A2A S.p.A. Management Board, chaired by Mr. Giuliano Zuccoli, the board examined and approved the interim report on opertions at 31 March 2010.

The Board acknowledged with satisfaction the significant reduction of the debt position (-284 million euros) and at the same time analysed the reasons for the reduction of the Gross Operating Margin (-82 million euros) which can chiefly be ascribed to:

- the transfer of positive elements of income to subsequent quarters that, in 2009, were present in the first quarter. In this case, the decision to postpone the transfer of the long position on environmental certificates (green certificates and CO_2 emission certificates) should be counted, as well as the effects of changes to the regulatory framework on gas distribution activity which led to a different time-related attribution of the revenues to the detriment of the first quarter. In comparison with the first quarter of 2009 these two elements, which will be more than absorbed during the year, amounted to approximately 30 million euros;
- unfavourable dynamics pertaining to the economic situation which, in the presence of an increasing price rise of raw materials, led to the slower updating of unit revenues compared to the unit costs for the sales of methane gas. Re-negotiations of the long-term contracts in the portfolio are currently underway, which during the year could cause partial re-absorption of the negative impact of the occurrence described, which amounted to approximately 40 million euros in the quarter;
- the results of the trading portfolio which, during the quarter, incorporated in the books the change in value, for approximately 10 million euros, of the positions open at 31 March 2010 (the so-called fair value) compared to 31 December 2009. This fair value, at today's date, has taken a positive sign;


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- non-recurrent positive elements of income (adjustments and insurance reimbursements) which occurred in the first quarter of 2009.

The above-described dynamics were partially offset by the excellent performance achieved in the electricity sales activities and thanks to the development of the environmental operations.

As regards the **business outlook**, it is thought that 2010 will benefit, with respect to 2009, from the effects connected to full consolidation of the assets from the demerger of E.ON Produzione S.p.A. (the thermoelectric plant at Monfalcone and the hydroelectric plants in Calabria), consolidated from July 2009 onwards, the return to full operating capacity of the Brescia waste-to-energy plant, and the start-up of activity in the waste sector in the area of Naples. The increase in value of the long positions on green certificates and CO_2 emission certificates will be significantly above the contribution recorded during 2009. In the next three quarters the negative effect observed in the first quarter, resulting from the change in the regulatory framework concerning gas distribution, will also be reabsorbed, as already pointed out.

These positive phenomena, together with the expected consolidation of the associated company EPCG during the year, will allow the margin levels to gradually recover to the values observed during 2009.

***

The A2A Group's results are set out below, compared with the economic results at 31 March 2009 and the financial data at 31 December 2009.

Main consolidated results for the first quarter of 2010

Millions of euros	31.3.2010	31.3.2009	Change
Revenues (*)	1,668	1,779	-6.2%
Gross Operating Margin - EBITDA	269	351	-23.4%
Net Operating Margin - EBIT	151	260	-41.9%
Earnings before taxes	116	168	-31.0%
Group Net Profit	71	92	-22.8%

(*) The comparative figures relative to 2009 first quarter are reclassified in order to reflect the exposure to trading activities, with the evidence of only the 'negotiation margin' (so called 'net presentation')

Million euros	31.3.2010	31.12.2009	Change
Net financial debt	4,366	4,650	-284


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In the first quarter of 2010 the A2A Group **"Revenues"** totalled 1,668 million euros, a reduction of 6.2% compared to the corresponding period of 2009. These dynamics are mainly due to the significant fall in the prices of raw materials on international markets which, through sales formula indexing mechanisms, affected unit revenues.

The electricity sold on the wholesale and retail markets equalled 9,021 GWh[1] (of which 485 GWh came from sales to the Italian Electrical Services Provider (GSE) and cogeneration and waste-to-energy productions), an increase compared to the first quarter of 2009 (6,815 GWh). The sales concerned the domestic market for 6,754 GWh and foreign markets for 2,267 GWh. Production from the Group plants, which equalled 4,228 GWh (+20%), contributed to fulfil the demand. Thermoelectric production (2,713 GWh) was up by 17% in particular due to the contribution of the Monfalcone plant (445 GWh) acquired in the month of July last year. Similarly, hydroelectric production (860 GWh, +31.3%) benefited from the entrance of the Calabria hydroelectric plant (459 GWh) into the Group perimeter. The production of electricity from co-generation, waste-to-energy and biogas plants (655 GWh) was up in the quarter by 21%.

In the quarter in question gas sales were also up (1,708 million cubic metres, +14.6%) as were heat sales (1,411 thermal GWh, +12%). The Group cogeneration and waste-to-energy plants contributed to covering the thermal load —with an overall production of 1,183 thermal GWh (+ 11.6%).

The quantity of waste disposed of equalled 699 thousand tonnes, an increase of 9.2% compared to the corresponding period of the previous year.

Management of the distribution networks showed an increase in the quantities of gas distributed (1,034 million cubic metres, + 7.6%), a reduction in the volumes of electricity (2,851 GWh, -0.8%) and water (24 million cubic metres, -7.7%).

In the period in question the operating costs equalled 1,269 million euros (-3%). As a consequence, the "**Gross Operating Margin (EBITDA)**" for the period reached 269 million euros, a decrease compared to the 2009 result of 82 million euros (-23.4%).

***

The following table shows the dynamics of the industrial result by business areas:

Million euros	**Gross Operating Margin 31.03.10**	**Gross Operating Margin 31.03.09**
Energy Business	93	171
- electricity	*61*	*97*
- gas	*32*	*74*
Heat and Services Business	46	51
Environment Business	79	56

[1] Net of the energy sold and at the same time purchased by the Power Exchange.


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Networks Business	59	79
Other services and Corporate	(8)	(6)
Total	**269**	**351**

The *Energy* business recorded a reduction in the margin of both the electricity sector and the gas sector.

The gross operating margin of the *electricity sector*, equal to 61 million euros (-36 million euros compared to the corresponding period in 2009) was mainly affected by two phenomena:

- the choice, based on economic opportunity reasons, to postpone, in the subsequent quarters, the transfer of the long position on green certificates, which, in 2009, occurred in the first quarter of the year;
- the worse performance of trading activity compared to the first quarter of 2009, when it was possible to seize opportunities deriving from the widening spreads between prices on the Italian market and prices on the foreign market, these dynamics reversed in the first quarter of 2010. It should be pointed out that about 10 million euros of the 2010 result can be attributed to the negative fair value of the positions open at 31 March, a value that during the month of April assumed a positive sign.

These effects were partially offset by the good performance of the industrial portfolio which, despite the reduction in wholesale market margins, showed an improvement in profitability due to the effect of the expanded perimeter of owned plants (the Monfalcone plant and the hydroelectric plant in Calabria) and the margins of sales activities.

The reduction in the margin of the *gas sector* (-42 million euros compared to the first quarter of 2009) is mainly due to the different hysteresis of the indexing formulas of the curves of revenues and unit costs of gas, a phenomenon that, on the contrary, positively contributed to the result of the first quarter of 2009.

The *Heat and Services* business showed a gross operating margin of 46 million euros, a fall of 5 million euros compared to the first quarter of 2009. The positive effect of greater sales of heat was more than offset by phenomena connected to the revenues dynamics and the heat production unit costs – likewise for the gas sector – and, compared to the first quarter of 2009, to the fact that production from the Lamarmora plant (BS) in that period benefited from particularly low fuel-oil cost levels due to specific reasons pertaining to the economic situation.

The *Environment* Business significantly increased the industrial results achieving a gross operating margin equal to 79 million euros (+23 million euros). In particular, the Brescia waste-to-energy plant produced a positive contribution – which in the first months of 2009 suffered a halt for extraordinary maintenance – and the start-up of waste disposal activity in the area of Naples.

The gross operating margin of the *Networks* business (59 million euros) showed a fall of 20 million euros compared to the same period of the previous year. These dynamics can


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essentially be attributed to the new regulations on tariffs (deliberation No 159/08 of ARG/Gas) for the remuneration of distribution services and the measurement of natural gas whose negative impact in the first quarter will be fully reabsorbed in the subsequent quarters, as well as the fact that in the first quarter of 2009 non-recurrent items occurred relative to the distribution of electricity.

***

The **"Amortisation, depreciation, write-downs and provisions"** equalled 118 million euros (91 million euros at 31 March 2009). The increase can be attributed for 18 million euros to the greater depreciations connected to the Monfalcone thermoelectric plant and the hydroelectric plant in Calabria, entering the consolidation perimeter from 1 July 2009 with the acquisition of the branch demerged from E.ON Produzione S.p.A. in favour of A2A Produzione S.r.l., as well as the thermoelectric plant in Gissi which in the first quarter of 2009 showed depreciations limited to a single production group, being the second to become operational only in the second quarter of 2009.

The overall write-downs and provisions carried out in the period came to 18 million euros (9 million euros in the first quarter of 2009) and show an increase of 9 million euros, essentially attributable to the greater prudential allowance for trade receivables.
Due to the events mentioned above the **"Net Operating Income"** equalled 151 million euros (260 million euros at 31 March 2009).

The **"Net financial charges"** equalled 56 million euros (64 million euros in the first quarter of 2009). Note that this item in the previous year included the financial charges relative to the interests on tax-bills concerning the recovery of the so-called State aids for 24 million euros. Net of this effect, the net financial charges at 31 March 2010 show an increase of 16 million euros as a consequence of the increase in the Group's financial exposure, partially mitigated by the reduction in interest rates.

The **"Affiliates"**, equal to 21 million euros, showed an increase of 9 million euros compared to the corresponding period of the previous year. This result includes, for 7 million euros, the contribution of the associated company EPCG in Montenegro.

"Other non-operating costs" show no value at 31 March 2010, while in the same period of the previous year they amounted to 40 million euros, and referred to the share capital of the so-called "fiscal moratorium".

"Income Taxes" equalled 37 million euros (70 million euros in the first quarter of 2009) and include the effects of Decree-Law No. 112 of 25 September 2008 which involved, starting from the first half of 2008, the introduction of an additional IRES (Corporate tax) equal to 5.5% for companies operating in sectors that produce and market gas and electricity, increased to 6.5% from 1 July 2009.

The **"Group net profit for the period"**, after the "Minorities profit" was deducted, equalled 71 million euros (92 million euros in the first quarter of 2009).


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Financial position and assets

The consolidated **"Net employed capital"**, at 31 March 2010, came to 9,039 million euros and was covered by the net equity for 4,673 million euros (of which 914 million euros referred to minority interests) and the net financial debt for 4,366 million euros.

Reduction of the **"Net financial position"** in the period should be noted, which equalled 4,366 million euros at 31 March 2010, a fall of 284 million euros compared to 31 December 2009, mainly due to the effect of an improvement in the working capital.

***

The Executive responsible for the drawing up of A2A S.p.A. company accounting documents, Stefano Micheli declares – in accordance with article 154-bis, subsection 2 of the Financial Act (TUF) (Legislative Decree 58/1998) - that the accounting information contained in this document corresponds to the documentary evidence, books and accounting records.

***

The following are attached: the A2A Group accounting tables, extracts from the Interim Management Report at 31 March 2010 not subject to auditing.

The Interim Management Report at 31 March 2010 will be available to the public at the company Head Office, at the Borsa Italiana S.p.A. and on the Website www.a2a.eu from 13 May 2010.

For further information:
Communications and External Relations: tel. 02 7720.4582, ufficiostampa@a2a.eu
Investor Relations: tel.02 7720.3879, ir@a2a.eu
www.a2a.eu

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CONSOLIDATED BALANCE SHEET	AT MARCH 31, 2010	AT DECEMBER 31, 2009 (*)	AT MARCH 31, 2009 (*)
(millions of euro)			
ASSETS			
NON-CURRENT ASSETS			
Tangible assets	4.099	4.171	3.238
Intangible assets	1.480	1.486	1.416
Shareholdings carried according to equity method	3.144	3.126	2.578
Other non-current financial assets	41	41	386
Deferred tax assets	457	458	382
Other non-current assets	74	45	55
TOTAL NON-CURRENT ASSETS	**9.295**	**9.327**	**8.055**
CURRENT ASSETS			
Inventories	109	191	73
Trade receivables	1.935	1.770	1.910
Other current assets	396	368	300
Current financial assets	6	6	39
Current tax assets	54	94	3
Cash and cash equivalents	110	25	88
TOTAL CURRENT ASSETS	**2.610**	**2.454**	**2.413**
NON-CURRENT ASSETS HELD FOR SALE	**439**	**419**	**697**
TOTAL ASSETS	**12.344**	**12.200**	**11.165**
EQUITY AND LIABILITIES			
EQUITY			
Share capital	1.629	1.629	1.629
(Treasury shares)	-61	-61	-61
Reserves	2.120	2.042	2.238
Net profit for the year	0	80	
Net profit for the period	71	0	92
Equity pertaining to the Group	**3.759**	**3.690**	**3.898**
Minority interests	914	905	866
Total equity	**4.673**	**4.595**	**4.764**
LIABILITIES			
NON-CURRENT LIABILITIES			
Non-current financial liabilities	4.141	4.152	3.142
Deferred tax liabilities	467	484	336
Employee benefits	275	278	269
Provisions for risks, charges and liabilities for landfills	423	419	393
Other non-current liabilities	145	187	110
Total non-current liabilities	**5.451**	**5.520**	**4.250**
CURRENT LIABILITIES			
Trade payables	1.117	1.074	990
Other current liabilities	698	445	617
Current financial liabilities	372	542	362
Tax liabilities	24	13	179
Total current liabilities	**2.211**	**2.074**	**2.148**
Total liabilities	**7.662**	**7.594**	**6.398**
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	**9**	**11**	**3**
TOTAL EQUITY AND LIABILITIES	**12.344**	**12.200**	**11.165**

(*)The comparative values as at March 31,2009 and as at December 31,2009, for the balance sheet items concerning the tangible and intangible assets, are restated for the sole comparative purpose to reflect the IFRIC 12 adoption.



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CONSOLIDATED INCOME STATEMENT (millions of euro)	01/01/2010 03/31/2010	01/01/2009 03/31/2009 (*)	01/01/2009 12/31/2009 (*)
REVENUES			
REVENUES FROM THE SALE OF GOODS AND SERVICES	1.647	1.755	5.278
OTHER OPERATING INCOME	21	24	148
TOTAL REVENUES	**1.668**	**1.779**	**5.426**
OPERATING EXPENSES			
EXPENSES FOR RAW MATERIALS AND SERVICES	1.200	1.240	3.634
OTHER OPERATING EXPENSES	69	66	273
TOTAL OPERATING EXPENSES	**1.269**	**1.306**	**3.907**
LABOUR COSTS	**130**	**122**	**487**
GROSS OPERATING INCOME - EBITDA	**269**	**351**	**1.032**
DEPRECIATION, AMORTIZATION, PROVISIONS AND WRITE-DOWNS	**118**	**91**	**423**
NET OPERATING INCOME - EBIT	**151**	**260**	**609**
FINANCIAL BALANCE			
FINANCIAL INCOME	2	8	19
FINANCIAL EXPENSES	58	72	297
AFFILIATES	21	12	68
TOTAL FINANCIAL BALANCE	**-35**	**-52**	**-210**
OTHER NON-OPERATING INCOME			
OTHER NON-OPERATING EXPENSES		**-40**	**-166**
INCOME BEFORE TAX	**116**	**168**	**233**
INCOME TAXES	**37**	**70**	**145**
INCOME FROM CURRENT OPERATIONS NET OF TAX	**79**	**98**	**88**
NET RESULT FROM NON-CURRENT ASSETS AVAILABLE FOR SALE	**1**	**1**	**19**
NET INCOME	**80**	**99**	**107**
MINORITIES	**-9**	**-7**	**-27**
GROUP NET INCOME FOR THE PERIOD	**71**	**92**	**80**

(*)The comparative values for the first quarter 2009 and the year end 2009, for the income statement items concerning revenues and operating costs, are restated to reflect the exposition of the trading activity with the only evidence of negotiation margin (net presentation).



CONSOLIDATED CASH FLOW STATEMENT	CONSOLIDATED FINANCIAL STATEMENTS AT MARCH 31, 2010	CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2009	CONSOLIDATED FINANCIAL STATEMENTS AT MARCH 31, 2009
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR/PERIOD	**25**	**87**	**87**
Operating activities			
Net income for the year/ period	80	107	99
Tangible assets depreciation	79	282	63
Intangible assets amortization	21	81	19
Fixed assets write-downs	8	17	-
Results from affiliates	(21)	(68)	(12)
Shareholdings write-downs	-	-	-
Change in working capital (*)	169	(181)	72
Cash flow from operating activities	**336**	**238**	**241**
Investment activities			
Investments in tangible assets	(39)	(294)	(67)
Investments in intangible assets and goodwill	(14)	(144)	(30)
Investments in shareholdings and securities (*)	(2)	(474)	(11)
Investments' sale	0	6	
Dividends received	8	20	
Purchase/sale of own shares	-	-	
Cash flow from investment activities	**(47)**	**(886)**	**(108)**
FREE CASH FLOW	**289**	**(648)**	**133**
Financing activities			
Change in financial assets (*)	(27)	30	(4)
Change in financial liabilities (*)	(177)	859	(128)
Dividends paid by the parent company	0	(301)	
Dividends paid by the subsidiaries to third parties	0	(2)	
Cash flow from financing activities	**(204)**	**586**	**(132)**
CHANGE IN CASH AND CASH EQUIVALENTS	**85**	**(62)**	**1**
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR/PERIOD	**110**	**25**	**88**

(*) Cleared of balances in return of shareholders' equity and other balance sheet items


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Statement of changes in Group equity
(in millions of euro)

Description	Share Capital	Treasury Proprie	Cash Flow Hedge	Result of financial assets available for sale	Other reserves and retained earnings	Net income for the period / year of the Group	Total equity pertaining to the Group	Minorities	Total equity
Equity at 12.31.2008	**1.629**	**-107**	**-67**	**415**	**1.688**	**316**	**3.874**	**848**	**4.722**
Changes from 01 January 2009 to 31 March 2009									
2008 profit allocation					316	-316			
IAS 32 and IAS 39 reserves (*)			6	-112			-106	5	-101
Put option on Delmi Spa shares					18		18		18
Put option on Abruzzo Energia Spa shares									
Other changes		46			-26		20	6	26
Group and minorities net profit for the period						92	92	7	99
Equity at 03.31.2009	**1.629**	**-61**	**-61**	**303**	**1.996**	**92**	**3.898**	**866**	**4.764**
Changes from 01 April 2009 to 31 December 2009									
Distribution of dividends					-301		-301	-2	-303
IAS 32 and IAS 39 reserves (*)			58	47			105	19	124
Put option on Delmi Spa shares					-8		-8		-8
Put option on Abruzzo Energia Spa shares								-1	-1
Put option on Aspem Group shares								-4	-4
Other changes					8		8	7	15
Group and minorities net profit for the period						-12	-12	20	8
Equity at 12.31.2009	**1.629**	**-61**	**-3**	**350**	**1.695**	**80**	**3.690**	**905**	**4.595**
Changes from 01 January 2010 to 31 March 2010									
2009 profit allocation					80	-80			
IAS 32 and IAS 39 reserves (*)			1	-3			-2	2	
Put option on Delmi Spa shares					-2		-2		-2
Put option on Abruzzo Energia Spa shares								1	1
Other changes					2		2	-3	-1
Group and minorities net profit for the period						71	71	9	80
Equity at 03.31.2010	**1.629**	**-61**	**-2**	**347**	**1.775**	**71**	**3.759**	**914**	**4.673**

(*) Combine to bring about Comprehensive income statement